CNX Coal Resources LP

1000 CONSOL Energy Drive

Canonsburg, Pennsylvania 15317

June 12, 2015

Via EDGAR

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Attn:	John Reynolds, Assistant Director
Division of Corporation Finance

	Re:	CNX Coal Resources LP Registration Statement on Form S-1 File No. 333-203165

Ladies and Gentlemen:

Pursuant to a discussion with the staff of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission on June 11, 2015, CNX Coal Resources LP (the “Partnership” and “our”) hereby submits as Exhibit A hereto for the Staff’s review proposed revisions to the “Management—Compensation of Our Officers and Directors,” “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Factors That Affect Our Results” and “Business—Our Customers and Contracts” sections to be included in a future pre-effective amendment (the “Amendment”) to the Partnership’s Registration Statement on Form S-1, File No. 333-203165, relating to the Partnership’s initial public offering of common units (the “Offering”).

The Partnership seeks confirmation from the Staff that it may launch the Offering with the information specified in Exhibit A hereto and include such information in the Amendment.

[Signature Page Follows]

Securities and Exchange Commission

Please direct any questions or comments regarding this correspondence to our counsel, Brett Braden of Latham & Watkins LLP, at (713) 546-7412.

Very Truly Yours,

/s/ Lorraine L. Ritter
Lorraine L. Ritter Chief Financial Officer and Chief Accounting Officer
CNX Coal Resources GP LLC

Cc:	Brett Braden, Latham & Watkins LLP
David Oelman, Vinson & Elkins L.L.P.
Douglas E. McWilliams, Vinson & Elkins L.L.P.

Exhibit A

(attached)